SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2006

Matav Cable Systems Media Ltd.
(Translation of registrant’s name into English)

42 Pinkas Street
North Industrial Park
P.O. Box 13600
Netanya 42134
Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

14 March 2006	Matav - Cable Systems Media Ltd. (Registrant) BY: /S/ Meir Srebernik —————————————— Meir Srebernik Chief Executive Officer

Print the name and title of the signing officer under his signature

BUSINESS NEWS

FOR IMMEDIATE RELEASE

Matav Delays Termination of
NASDAQ Listing and ADR Program
and
Provides Details of
Termination of ADR Program

NETANYA, Israel – March 14, 2006 – Matav-Cable Systems Media Ltd. (NASDAQ & TASE: MATV) announced today that it is delaying the implementation of its previously announced plan to terminate its SEC registration, NASDAQ listing and its American Depositary Receipt (ADR) program. Matav intends to delist voluntarily from the Nasdaq National Market and to deregister Matav’s ADRs with the U.S. Securities and Exchange Commission, both expected to take effect by the end of June 2006.

In light of the delay, Matav also provided today amended details about the termination of its ADR program:

As part of the termination process, Matav has given notice to The Bank of New York (BONY), the depositary for its ADR program, to terminate the ADR program. At Matav’s request, BONY ceased to issue new ADRs as of February 27, 2006 and deregistered on Form F-6 with respect to unissued ADSs in the ADR facility on February 28, 2006.

Following termination of the amended Deposit Agreement, effective on June 30, 2006 (rather than on March 30, 2006, as previously reported), ADRs will no longer be transferable. Holders of ADRs will, however, be entitled to return their ADRs to BONY before September 28, 2006 (rather than on June 28, 2006, as previously reported) and receive the appropriate number of underlying ordinary shares, subject to cancellation fees charged by BONY pursuant to the Deposit Agreement.

For ADRs not submitted to BONY for exchange by September 28, 2006, BONY will, as soon as practicable thereafter, sell the underlying ordinary shares at the price that BONY can obtain on the Tel Aviv Stock Exchange. The remaining ADR holders may obtain the cash proceeds from the sale, net of any applicable charges, expenses, taxes or governmental charges, by returning their ADRs to BONY after September 28, 2006.

The following is an expected schedule and related key dates:

June 30, 2006: Termination of Deposit Agreement, as amended

By the end of June 2006: Matav delists from Nasdaq and deregisters from the SEC and begins to make public reports solely in accordance with the Israeli securities laws and regulations.

September 28, 2006: Deadline for holders to exchange their ADRs for underlying ordinary shares

About Matav:
Matav is one of Israel’s three cable television providers, serving roughly 25 percent of the population. Matav’s current investments include 1.2% of Partner Communications Ltd., a GSM mobile phone company and 18.5% of Barak I.T.C. (1995) Ltd., one of the three international telephony providers in Israel.

IMPORTANT NOTICE:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements that are based on various assumptions (some of which are beyond Matav’s control) may be identified by the use of forward-looking terminology, such as “may”, “can be”, “will”, “expects”, “anticipates”, “intends”, “believes”, “projects”, “potential”, “are optimistic”, “view” and similar words and phrases. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including but not limited to (1) changes in technology and market requirements, (2) decline in demand for the company’s products, (3) inability to timely develop and introduce new technologies, products and applications, (4) loss of market share and pressure on pricing resulting from competition, (5) uncertainty as to the completion of acquisition of new businesses or operations and integration thereof with Matav’s business, and (6) the other risk factors detailed in Matav’s most recent annual report and other filings with the US Securities and Exchange Commission. Matav undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contacts:
Ori Gur Arieh, General Counsel Matav-Cable Systems Media Ltd. Tel.: +972-77-7077031

Ayelet Shiloni Integrated Investor Relations Tel.:+1-866-447-8633 Tel.:+972-50-6883-336 ayelet@integratedir.com

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